Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Closes Second Amendment and Receives US$50 Million

Vancouver, BC – July 22, 2014: Further to its news releases of May 8, 2014 and May 27, 2014, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the closing of the amendment to the Commercial Agreement Term Sheet dated May 23, 2013 (the “Second Amendment”) executed May 8, 2014, between the Company and Minera Panama, S.A. (“MPSA”), a subsidiary of First Quantum Minerals Ltd.

The Second Amendment has ensured the complete separation of the current operations of Petaquilla’s Molejon Gold mine and MPSA’s Cobre Panama copper project, enabling the Company to focus on increasing gold production at its Molejon gold mine in Panama and expanding its mineral resources and developing its properties in Iberia.

As previously mentioned, with funds already received pursuant to the Second Amendment, the Company completed the early payout of its existing gold and silver prepayment agreements, as well as the convertible loan previously negotiated with Deutsche Bank AG. With the closing of the Second Amendment, the Company will be further reducing its short-term liabilities, and is currently in the process of restructuring its financial liabilities.

To effect closing the Company met specific deliverables, such as the transfer of a range of assets and property rights, and it also involved MPSA’s obligation to pay the Company up to US$60 million, the last US$10 million of which shall be payable in the future. Specifically, US$5 million shall be payable one year from execution of the Second Amendment upon certain approvals being granted and a final US$5 million payable thirty (30) days after the first ore shipment from the Cobre Panama project, subject to the achievement of all milestones pursuant to the Second Amendment.

About Petaquilla Minerals Ltd. - Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama, and holds exploration properties in the Iberian Pyrite Belt.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.